

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2008

By Facsimile and U.S. Mail
Mr. Roger Agnelli
Chief Executive Officer
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900-Rio de Janeiro, RJ, Brazil

 Re: **Companhia Vale do Rio Doce**
         Form 20-F for the Fiscal Year Ended December 31, 2007
         Filed May 13, 2008
         File No. 001-15030

Dear Mr. Agnelli:

 We have reviewed your Form 20-F for the fiscal year ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed May 13, 2008

Note 3. Summary of Significant Accounting Policies, page F-10

(c) Inventories, page F-10

1.   Please clarify if you record inventory at the lower of cost or market (replacement cost). In doing so, please specify your accounting treatment when replacement cost exceeds the net realizable value of your inventory and when replacement cost

is less than the net realizable value reduced by an allowance for a normal profit margin. In addition, please tell us if there are instances where you record allowances for slow moving or obsolete inventories in one period and reverse them in another.

(p) Removal of waste materials to access mineral deposits, page F-12

2. We note your disclosure that indicates post-production stripping costs are recorded as costs of production when incurred. Please refer to EITF 04-6 and clarify your accounting policy to address your accounting for post-production stripping to the extent related inventories exist.

Note 6. Major Acquisitions and Disposals, page F-14

3. We note that in October 2007, your were awarded a 30-year sub-concession for commercial exploitation of the North-South Railroad. Please clarify how you account for the related expenditures and specify the amortization period.

4. We note that in June 2007, you sold through a primary and secondary public offering, 25,213,664 common shares, representing 57.84% of the total capital of Log-In Logística Intermodal S.A. for US$179, recording a gain of US$155. In conjunction with the June 2007 offering, please tell us if there were shares sold/issued by the investee, Log-In Logística Intermodal S.A, in addition to the 25,213,664 common shares sold by you. If additional shares were sold by the investee at the time of the offering or in subsequent periods, please tell us how you accounted for the difference between the selling price of such shares and your carrying cost. Refer to SAB 5H.

Note 12. Property, Plant and Equipment and Intangible Assets, page F-20

5. Please tell us the types and amounts of intangible assets you have recorded and indicate the manner in which they were acquired. In addition, please indicate whether such intangibles are definite or indefinite lived. If applicable, specify the amortization period.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief